REPONSE OF THE OFFICE OF
INSURANCE PRODUCTS
DIVISION OF INVESTMENT MANAGEMENT

December 23, 2002
Allstate Life Insurance
Company, *et al.*

Based on the facts and representations in your letter dated December 23, 2002 and in an application for an exemptive order under Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the "1940 Act"), and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against Allstate Life Insurance Company ("Allstate"), Northbrook Life Insurance Company ("Northbrook") or Morgan Stanley DW Inc. under Section 5 of the Securities Act of 1933 (the "1933 Act") and Rule 145 thereunder, or Sections 8 and 11 of the Investment Company Act of 1940 (the "1940 Act,"), if the Northbrook Life Variable Life Separate Account A (the "Northbrook Life Separate Account") is transferred to Allstate, where it will change its name to Allstate Life Separate Account A, in connection with the proposed merger of Northbrook into Allstate (the "Merger"). We also would not recommend enforcement action to the Commission under Section 5 of the 1933 Act and Rule 145 thereunder, or Section 11 of the 1940 Act, if the Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II (the "Northbrook VA Accounts") are merged with Allstate Financial Advisors Separate Account I ("Allstate Separate Account I") (the "Separate Account Mergers") in connection with the Merger. In addition, we would not recommend enforcement action to the Commission if (1) the change in depositor of the Northbrook Life Separate Account as a result of the Merger is effected though the filing of an amendment to the registration statement for the Northbrook Life Separate Account under the 1940 Act; and (2) new registration statements under the 1933 Act are filed by Allstate, the Northbrook Life Separate Account and Allstate Separate Account I to cover any securities issued after the Merger in connection with variable life insurance contracts funded by the Northbrook Life Separate Account and any variable annuity contracts funded by Allstate Separate Account I.

Further, we would not recommend enforcement action to the Commission under Section 5 of the 1933 Act and Rule 145 thereunder if, without registration under the 1933 Act, Northbrook transfers to Allstate assets equal to its reserves and other liabilities under certain fixed annuity contracts with market value adjustment features, as a result of which Allstate would assume all of the obligations and responsibilities of Northbrook under such contracts.

In addition, we would not recommend enforcement action to the Commission if, after consummation of the Merger, Allstate, Allstate Separate Account I, Allstate Life Separate Account A (formerly Northbrook Life Variable Life Separate Account A), and the other parties named in the exemptive orders cited in your letter, continue to rely on such orders without filing amended or new applications for the same relief previously granted.

Because our position is based on facts and representations in your letter, you should note that different facts or representations may require a different conclusion. Further, this response expresses the position of the Division on enforcement only, and does not purport to express any legal conclusions on the issues presented.

Alison Toledo
Senior Counsel

FOLEY & LARDNER
ATTORNEYS AT LAW

BRUSSELS
CHICAGO
DENVER
DETROIT
JACKSONVILLE
LOS ANGELES
MADISON
MILWAUKEE
ORLANDO
SACRAMENTO
SAN DIEGO/DEL MAR
SAN FRANCISCO
TALLAHASSEE
TAMPA
WASHINGTON, D.C.
WEST PALM BEACH

December 23, 2002

1933 Act/Section 5 and Rule 145
1940 Act/Sections 8 and 11

BY HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

Re: Allstate Life Insurance Company, Northbrook Life Insurance Company, and Morgan Stanley DW Inc.

Dear Mr. Kotapish:

We are writing on behalf of Allstate Life Insurance Company ("Allstate"), Northbrook Life Insurance Company ("Northbrook"), and Morgan Stanley DW Inc. ("MSDW") to request that the staff advise us that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") in connection with the merger of Northbrook into its parent, Allstate (the "Merger"), described below. This letter replaces our letter to you of August 30, 2002, and reflects changes agreed upon with the Commission staff.

Specifically, Allstate, Northbrook, and MSDW are seeking the staff's assurances that it would not recommend that the Commission take any enforcement action:

- under Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 145 thereunder, or Sections 8 and 11 of the Investment Company Act of 1940, as amended (the "1940 Act"), if Northbrook Life Variable Life Separate Account A ("Northbrook Life Separate Account") is transferred intact to Allstate, as described below (the "Separate Account Transfer");

FOLEY & LARDNER
WASHINGTON HARBOUR
3000 K STREET, N.W., SUITE 500
WASHINGTON, D.C. 20007-5143

TEL: 202.672.5300
FAX: 202.672.5399
WWW.FOLEYLARDNER.COM

WRITER'S DIRECT LINE
202.295.4005

EMAIL ADDRESS
rchoi@foleylaw.com

CLIENT/MATTER NUMBER
303440-0011
002.937350.4

- under Section 5 of the 1933 Act and Rule 145 thereunder or Section 11 of the 1940 Act if Northbrook Variable Annuity Account ("Northbrook VA") and Northbrook Variable Annuity Account II ("Northbrook VA II," together with Northbrook VA, the "Northbrook VA Accounts") merge with Allstate Financial Advisors Separate Account I ("Allstate Separate Account I") and consolidate any duplicative sub-accounts ("consolidated sub-accounts"), as described below (the "Separate Account Mergers");

- under Section 5 of the 1933 Act and Rule 145 thereunder if, with respect to certain market value adjustment contracts (the "Northbrook MVA Contracts"), Northbrook transfers to Allstate assets equal to its reserves and other liabilities under the Northbrook MVA Contracts, and Allstate assumes all the obligations and responsibilities of Northbrook under such Contracts, as described below (the "Fixed Account Transfer"); and

- after consummation of the Merger, if Allstate, Allstate Separate Account I, and certain others described herein continue to rely on the exemptive orders identified herein obtained on behalf of Northbrook, the Northbrook Separate Accounts, and any other parties named therein without the filing or submission of amended or new applications for the same exemptive relief.

The Merger, Separate Account Transfer, Separate Account Mergers, and Fixed Account Transfer comprise the "Proposed Transactions," as referred to herein.

I. FACTS

Representatives of the companies involved have advised us of the facts set out below.

A. *Allstate*

Allstate is a stock life insurance company organized under the laws of the State of Illinois in 1957. Allstate's home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062. Allstate is licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. Allstate currently has two registered separate accounts one of which, as described below, will be involved in the Proposed Transactions. At December 31, 2001, Allstate had approximately $44 billion in general and separate account assets on a statutory basis.

Allstate is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Allstate is the depositor of Allstate Separate Account I.

B. ***Northbrook***

Northbrook is a stock life insurance company organized under the laws of the State of Arizona in 1998. Previously, from 1978 to 1998, Northbrook was organized under the laws of the State of Illinois. Northbrook's headquarters are located at 3100 Sanders Road, Northbrook, Illinois, 60062. Northbrook is a direct, wholly owned subsidiary of Allstate. Northbrook is currently licensed to operate in the District of Columbia, Puerto Rico, and all states except New York. Northbrook currently has four registered separate accounts that are described below. At December 31, 2001, Northbrook had approximately $6.4 billion in general and separate account assets on a statutory basis.

Northbrook and Allstate entered into a reinsurance agreement effective December 31, 1987. Under the reinsurance agreement, Allstate reinsures all of Northbrook's liabilities under its annuity and life insurance contracts.

Northbrook is the depositor of the Northbrook VA Accounts and the Northbrook Life Separate Account.

C. ***Separate Accounts and Contracts***

Allstate Separate Account I was created pursuant to Illinois law and is registered as a unit investment trust under the 1940 Act.[1] Units of interest in Allstate Separate Account I are registered under the 1933 Act.[2] Allstate Separate Account I funds two Allstate variable annuity contracts ("Allstate Contracts"). The Allstate Contracts are currently offered for sale in all states where Allstate is licensed.

The Northbrook VA Accounts and the Northbrook Life Separate Account (collectively, the "Northbrook Separate Accounts") were created under Arizona law and each is registered as a

[1] Allstate Separate Account I (File No. 811-09327).

[2] SelectDirections Variable Annuity (File No. 333-77605) and Allstate Personal Retirement Manager (File No. 333-64254).

unit investment trust under the 1940 Act.[3] The Northbrook VA Accounts fund six variable annuity contracts ("Northbrook VA Contracts"), and Northbrook Life Separate Account funds one variable life insurance contract ("Northbrook VLI Contract," and, together with the Northbrook VA Contracts and the Northbrook MVA Contracts, the "Northbrook Contracts"). Units of interest in each Northbrook Separate Account are registered under the 1933 Act.[4]

All of the Northbrook Contracts are currently offered for sale in all states where Northbrook is licensed, with the exception of the Morgan Stanley Variable Annuity, the Morgan Stanley Variable Annuity II, and the Morgan Stanley Variable Annuity II AssetManager.[5] The Northbrook VA and VLI Contracts generally permit additional payments and allow transfers among sub-accounts, subject to certain conditions.

The above separate accounts consist of sub-accounts, each of which invests exclusively in shares of a portfolio of an open-end, diversified management investment company registered under the 1940 Act (each, an "Underlying Fund," collectively, the "Underlying Funds"). Currently, Allstate Separate Account I consists of 59 sub-accounts, Northbrook Life Separate Account consists of 20 sub-accounts, Northbrook VA consists of 11 sub-accounts, and Northbrook VA II consists of 53 sub-accounts. Several of the sub-accounts available under the Northbrook VA Contracts and the Allstate Contracts invest in the same Underlying Funds; however, those sub-accounts each have different accumulation unit values due to the different charges imposed under those Contracts. Each of the Allstate Contracts and Northbrook Contracts also offer one or more general account options that are not registered under the 1933 Act.

D. ***Northbrook MVA Contracts***

The Northbrook MVA Contracts are flexible premium deferred fixed annuity contracts that are offered to individuals and to eligible groups. They have no variable investment options. Northbrook holds assets attributable to the reserves it must maintain for, and its other liabilities with respect to, the Northbrook MVA Contracts in a non-unitized separate account that is not

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[3] Northbrook Variable Annuity Account (File No. 811-03688); Northbrook Variable Annuity Account II (File No. 811-06116); and Northbrook Variable Life Account (File No. 811-03688).

[4] Northbrook VA – Morgan Stanley Variable Annuity (File No. 2-82511) ("Morgan Stanley VA"); Northbrook VA II – Morgan Stanley Variable Annuity II ("Morgan Stanley VA II"), Morgan Stanley Variable Annuity II AssetManager and Morgan Stanley Variable Annuity 3 (File No. 033-35412); Preferred Client Variable Annuity (File No. 333-93871); Morgan Stanley Variable Annuity 3 AssetManager (File No. 333-38682); and Northbrook Life Separate Account – Morgan Stanley Variable Life, (File No. 333-25057).

[5] The Morgan Stanley Variable Annuity II and Morgan Stanley Variable Annuity II AssetManager are offered for sale only in those states where the successor contracts have not yet received approval from that state insurance department.

registered under the 1940 Act. Market value adjustment interests in the Northbrook MVA Contracts are registered under the 1933 Act.[6]

E. *Underwriter*

MSDW, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., is the principal underwriter for the Northbrook Contracts. MSDW was organized under the laws of Delaware in 1968. MSDW is registered with the Commission under the Securities and Exchange Act of 1934 as a broker-dealer and is a member of the New York Stock Exchange and the National Association of Securities Dealers, Inc.

II. THE PROPOSED TRANSACTIONS

A. *The Merger*

Northbrook will merge with and into Allstate, with Allstate as the surviving corporation, pursuant to an Agreement and Plan of Merger and Articles of Merger (collectively, the "Merger Agreement") approved by the Boards of Directors of Allstate and Northbrook. The Merger is subject to approval by the insurance departments of Arizona and Illinois, the states of domicile for Northbrook and Allstate, respectively. Allstate and Northbrook expect to consummate the Merger, including the Separate Account Transfer, the Separate Account Mergers, and the Fixed Account Transfer, on or about January 1, 2003 (the "Effective Date").

As a result of the Merger, Allstate will assume legal ownership of all of the assets of the Northbrook Separate Accounts and will become directly liable for Northbrook's liabilities and obligations with respect to the Northbrook Contracts then outstanding.[7] Each Northbrook Contract owner will become a contract owner of Allstate by operation of law. The Merger will not affect the provisions of, or the rights and obligations under, the Northbrook Contracts. Moreover, the Merger will not dilute or otherwise adversely affect the economic interests of the owners of the Northbrook Contracts, nor will the Merger affect the values determined under the Northbrook Contracts. The Merger will not affect any current Allstate Contract owners.

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[6] Custom Plus Annuity (File No. 33-84480); Scheduled Annuity Manager (File No. 333-58520); Custom Annuity (File No. 33-50884).

[7] As noted above, Allstate currently reinsures 100% of the business written by Northbrook.

No charges will be imposed on, or other deductions made from, the Northbrook Separate Accounts or Allstate Separate Account I in connection with the Merger. In addition, no payments will be required or charges imposed under the Northbrook Contracts in connection with, or by virtue of, the Merger that would not otherwise be required or imposed.[8]

No new investment options will be made available to owners of the Northbrook Contracts in connection with, or by virtue of, the Merger, nor will any existing investment options be substituted or terminated. Each sub-account of the Northbrook Separate Accounts will continue to invest in the same Underlying Fund as that sub-account invested in prior to the Merger.

The Merger will not directly affect any of the Underlying Funds. The Underlying Funds will not be a party to the Merger or any related transaction. The investment objectives, policies, and restrictions of the Underlying Funds will not be changed as a result of the Merger or any related transaction. No investment portfolios are proposed to be added to, substituted by, or terminated by the Underlying Funds in connection with the Merger or any related transaction. Moreover, the Merger will not result in any change to the investment advisers for the Underlying Funds, the Underlying Funds' assets, or the charges imposed on the Underlying Funds or their shareholders. In addition, the Merger will not result in a change in the principal underwriter for the Northbrook Contracts.

Allstate and Northbrook have determined that no provision of the Northbrook Contracts or state law provides the owners of those Contracts ("Northbrook Contract owners") with any right to opt-out of, or to vote on or otherwise consent to, the Merger. Rather, the only required votes are those of the sole voting stockholders of the merging companies. Moreover, none of the events affecting the Northbrook Separate Accounts in connection with the Merger require a vote of Northbrook Contract owners under the 1940 Act. In addition, as described above, the investment options and contractual rights and obligations under the Northbrook Contracts will not change, except that Allstate will become the depositor of the Northbrook Separate Accounts. Consequently, Northbrook Contract owners will have no investment decision to make with respect to the Merger.

After the Merger, Allstate intends to accept additional payments under the transferred Northbrook Contracts outstanding at the time the Merger is effected, and to continue offering new contracts that are identical to the Northbrook Contracts currently being offered, but for the change in depositor. Allstate will administer the Northbrook Contracts in the same manner as did Northbrook immediately prior to the Merger.

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[8] Because the Transfer will be effected as of the end of a valuation period under the Northbrook Contracts, certain otherwise applicable payments or deductions for charges may be required to be made with respect to that period under the terms of the Northbrook Contracts.

All costs of the Merger will be borne by Allstate or an affiliate and not by any owners of Northbrook or Allstate Contracts (each, a "Contract owner," and collectively, the "Contract owners").

B. ***The Separate Account Transfer***

Pursuant to the Merger Agreement, Northbrook Life Separate Account will transfer intact to Allstate and become part of Allstate on the Effective Date. It will change its name to Allstate Life Variable Life Separate Account A, and have Allstate as its depositor rather than Northbrook. No other changes to Northbrook Life Separate Account will result from the Merger.

The assets and liabilities that comprise Northbrook Life Separate Account immediately prior to the Merger will remain intact and legally separate from any other business of Allstate, as the surviving company, after the Merger. In addition, Northbrook Life Separate Account will continue to fund the same Contracts it did immediately prior to the Merger.

C. ***The Separate Account Mergers***

Pursuant to the Merger Agreement, the Northbrook VA Accounts will merge with Allstate Separate Account I on the Effective Date. To achieve administrative efficiencies and cost savings, Allstate will consolidate any duplicative sub-accounts that invest in the same Underlying Fund.

The consolidation of the sub-accounts will take place at their respective net asset values and each Northbrook Contract owner holding units of interest in one of the merging sub-accounts will have those units exchanged for units of equal value in the corresponding surviving sub-account.[9] The values of the exchanged interests under the Contracts will thus be equivalent. The accumulation unit values for these sub-accounts will not change, and the Contract value of any affected Contract owner immediately after the sub-account consolidation will be the same as the value immediately before the sub-account consolidation.

The Separate Account Mergers will not affect the sub-accounts of the Northbrook Separate Accounts that are not duplicative. Those sub-accounts will remain intact within

[9] Allstate and Northbrook have filed an application for an order of the Commission under Sections 6(c) and 17(b) of the 1940 Act, to the extent that the Separate Account Mergers may involve transactions that implicate Section 17(a) of the 1940 Act. *Allstate Life Insurance Company* (File No. 812-12890), Investment Company Act Release No. 25836 (Nov. 27, 2002)(notice).

Allstate Separate Account I and their net asset values immediately after the Merger will be the same as they were immediately before the Merger.

D. ***The Fixed Account Transfer***

Pursuant to the Merger Agreement, Northbrook will transfer assets equal to its reserves and other liabilities under the Northbrook MVA Contracts to Allstate, and Allstate will assume Northbrook's obligations under such Contracts, on the Effective Date. As a result of the Merger, each non-unitized separate account of Northbrook that funds the Northbrook MVA Contracts will become a non-unitized separate account of Allstate. At the same time, Allstate will assume legal ownership of the fixed account assets of Northbrook and become responsible for all the liabilities and obligations of Northbrook under the Northbrook MVA Contracts issued prior to the Merger.

The Fixed Account Transfer will not change the terms of the Northbrook MVA Contracts, except for the succession of Allstate as the insurer under the Northbrook MVA Contracts, and it will not adversely affect the values determined under, or the economic interests of the owners of, those Contracts.

E. ***Procedural Matters***

Allstate will file new registration statements on Form N-4 or Form N-6, as applicable, under the 1933 Act to reflect the change in depositor of the Northbrook Separate Accounts and Allstate's assumption, pursuant to the Merger, of the contractual obligations and liabilities of Northbrook under the Northbrook VA Contracts and Northbrook VLI Contract. Allstate will seek to have the new registration statements declared effective on or immediately following the Effective Date. Existing Northbrook Contract owners (other than Northbrook VLI Contract owners) will receive a prospectus supplement that reflects Allstate's sponsorship of the Northbrook Separate Accounts as a result of the Merger. New Contract owners will receive a revised prospectus that reflects the change in depositor. Northbrook VLI Contract owners will receive a new Form N-6 prospectus that reflects the change in depositor.

Allstate also will file new registration statements on Form S-3 under the 1933 Act for the Northbrook MVA Contracts. Allstate will seek to have the registration statements declared effective on or immediately following the Effective Date. These new registration statements would reflect Allstate's assumption of the contractual obligations and liabilities of Northbrook with respect to the Northbrook MVA Contracts pursuant to the Merger. Each person who owns a Northbrook MVA Contract at the time of the Fixed Account Transfer will receive a prospectus supplement that reflects Allstate as the issuer of the Contract. New Contract owners will receive a revised prospectus reflecting the change in insurer.

In compliance with applicable state law, Allstate, and Northbrook will notify the owners of the Northbrook Contracts that Allstate has assumed all obligations and responsibilities of Northbrook under those Contracts.

Following the Effective Date, Allstate will not make offers or accept purchase payments under the Northbrook Contracts until the new registration statements filed with the Commission are effective.

III. DISCUSSION

For the reasons discussed below, we are of the view that Section 5 of the 1933 Act and Rule 145 thereunder do not apply to the Proposed Transactions. We also are of the view, as discussed below, that Section 8 of the 1940 Act does not apply to the Separate Account Transfer, and that Section 11 of the 1940 Act does not apply to the Separate Account Transfer or the Separate Account Mergers. Finally, we are of the view that the exemptive relief previously granted to Northbrook and other named parties prior to the Merger[10] may continue to be relied upon after the Merger by Allstate, Allstate Separate Account I, Allstate Life Variable Life Separate Account A, and the other named parties without the need for the filing or submission of amended or duplicative exemptive applications.

The staff has responded favorably to no-action requests dealing with the provisions of the 1933 Act and the 1940 Act noted above regarding transactions similar to the Separate Account Transfer,[11] the Separate Account Mergers,[12] and the Fixed Account Transfer.[13] We respectfully

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[10] The exemptive relief is listed in note 17, below.

[11] There is a long line of no-action letters concerning intact transfers of separate accounts effected pursuant to merger transactions including: *The Manufacturers Life Insurance Company (U.S.A.)* (pub. avail. Dec. 27, 2001); *Aid Association for Lutherans* (pub. avail. Dec. 21, 2001); *Jefferson Pilot Financial Insurance Company* (pub. avail. Aug. 1, 2000); *AUSA Life Insurance Company, Inc.* (pub. avail. Sept. 18, 1998); *Pacific Life Insurance Company* (pub. avail. Oct. 29, 1997); *Equitable Life Assurance Society of the U.S.* (pub. avail. Dec. 18, 1996); *Metropolitan Life Insurance Company* (pub. avail. May 17, 1996); *Massachusetts Mutual Life Ins. Co., et al.* (pub. avail. Feb. 15, 1996); *Intramerica Life Ins. Co.* (pub. avail. Oct. 29, 1992); *Phoenix Mutual Life Ins. Co., et al.* (pub. avail. April 13, 1992); *California-Western States Life Ins. Co.* (pub. avail. Dec. 9, 1991); *UNUM Life Ins. Co.* (pub. avail. Oct. 24, 1991); *Merrill Lynch Life Ins. Co.* (pub. avail. Sept. 26, 1991); *Lincoln National Pension Ins. Co.* (pub. avail. Dec. 29, 1988); *Jefferson National Life Ins. Co.* (pub. avail. Oct. 9, 1986); *American General Life Ins. Co. of Delaware* (pub. avail. Mar. 13, 1986); and *Voyager Life Ins. Co.* (pub. avail. Jan. 10, 1986).

[12] *Hartford Life Ins. Co. et al.* (pub. avail. Feb. 16, 1988) and *Jefferson Standard Life Insurance Company* (pub. avail. Jan. 20, 1987).

[13] *The Manufacturers Life Insurance Company, supra* note 11.

submit that the Proposed Transactions are analogous to and pose no different issues than those presented in the transactions described in those no-action requests.

A. *Section 5 of the 1933 Act and Rule 145 thereunder Do Not Apply to the Separate Account Transfer, the Separate Account Mergers, or the Fixed Account Transfer*

1. Separate Account Transfer

In our view, the Separate Account Transfer would not result in the offer or sale of any new or different security or in the creation of a new or different investment company issuer for purposes of Section 5 of the 1933 Act and Rule 145 thereunder.

The Separate Account Transfer would not change the Northbrook VLI Contracts, except that, by operation of law, Allstate would succeed Northbrook as the depositor of Northbrook Life Separate Account and co-issuer of the Contracts and would, accordingly, guarantee the rights and benefits provided by the Contracts.[14] These rights and benefits (*e.g.*, surrender rights, annuity options, death benefits, etc.) would remain the same but would be guaranteed directly by Allstate's larger pool of assets. Cash values under the Northbrook VLI Contracts that are allocated to the Northbrook Life Separate Account would remain funded by the same pool of assets that presently constitutes the Separate Account, and its sub-accounts would continue to invest in the same Underlying Funds. The unit values under the Northbrook VLI Contracts offered by Allstate Life Variable Life Separate Account A immediately after the Separate Account Transfer would be the same as under the Contracts offered by Northbrook Life Separate Account immediately before. The Separate Account Transfer, therefore, would not affect those aspects of the Northbrook VLI Contracts that cause interests thereunder to be treated as securities, *e.g.*, the investment options available through the Separate Account.

The Separate Account Transfer would have no effect on the Northbrook Life Separate Account, except for the succession of Allstate as depositor and co-issuer described above, and except for the change in name of that Separate Account to Allstate Life Variable Life Separate Account A. The assets and liabilities that comprise the Northbrook Life Separate Account immediately before the Separate Account Transfer would remain intact and legally segregated from all other business of Allstate. The financial history of the Northbrook Life Separate Account would be carried forward, and, with the exception of the assumption of liabilities by Allstate, would not change.

[14] Some state insurance departments will require an endorsement to outstanding policies to reflect the change of issuer.

As discussed above, Contract owners will not have the opportunity to opt-out of or to vote on or consent to the Merger, including the Separate Account Transfer, and will not, by virtue of the Merger, have available any new or different investment options. Consequently, Contract Owners will have no new investment decision to make in connection with the Separate Account Transfer.

Based on the foregoing, we believe that Section 5 of the 1933 Act and Rule 145[15] thereunder do not apply to the Separate Account Transfer.

2. Separate Account Mergers

In our view, the Separate Account Mergers would not result in the offer or sale of any new or different security for purposes of Section 5 of the 1933 Act and Rule 145 thereunder.

The Separate Account Mergers would not result in any change to the Northbrook VA Contracts, except that Allstate would succeed Northbrook as depositor and as co-issuer of the Contracts. The rights and benefits under the Northbrook VA Contracts would remain the same, all of the sub-accounts of the Northbrook VA Accounts would continue to invest in the same Underlying Funds, the Northbrook VA Contract values immediately following the Merger will be the same as immediately before, and Contract owners would not be asked to make a new investment decision, since their vote or consent is not required in connection with the Merger.

The change in depositor following the Merger does not change the nature of the securities outstanding. The identity of the depositor is relevant to investors primarily because the depositor makes guarantees that are in the nature of insurance obligations. For example, the depositor, in effect, guarantees to make up any shortfall in separate account assets to pay any death benefit, notwithstanding that the benefit might be greater than the amount of account value supporting the contract in question, and to make annuity payments for whatever period is contractually required, regardless of whether the relevant contract's account value has already been depleted thereby. We respectfully submit, therefore, that the difference in depositors is a difference that relates almost exclusively to the insurance guarantees under the Northbrook Contracts, rather than to those aspects of the Contracts that constitute (or cause the Contracts to be) securities.

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[15] Rule 145 under the 1933 Act provides, in pertinent part, that certain business combinations, including certain mergers, consolidations, and transfers of assets, will be deemed to involve the "offer" or "sale" of securities requiring registration under the Act under circumstances where existing security holders are in effect asked to make an investment decision whether to accept a new or different security in exchange for a security they presently own. Even if the Merger were deemed to be a "transfer of assets" for purposes of Rule 145, it is clear that the Rule does not apply because the Contract owners are not being asked to vote on or to consent to the transaction. For these reasons, we believe that Rule 145 is inapplicable to the Merger.

This argues strongly against the conclusion that the existence of a different depositor necessarily gives rise to a different security.

Moreover, even if the Separate Account Mergers were deemed to involve the issuance of new or different securities, such issuance would not be registrable under the terms of Section 5 or Rule 145, because Contract owners do not have any discretion about whether or not to participate in the Separate Account Mergers. Accordingly, the Contract owners will not be called upon to make the kind of investment decision that historically has been deemed necessary for an "offer" or "sale" to occur that would bring Section 5 into play. Nor, in this case, will there be the kind of security holder action that, under the terms of the rule, is required to bring Rule 145 into play.

3. Fixed Account Transfer

In our view, the Fixed Account Transfer will not result in the offer or sale of any new or different security for purposes of Section 5 of the 1933 Act.

No change will be made to the Northbrook MVA Contracts by virtue of the Fixed Account Transfer, except that Allstate will succeed Northbrook as the insurance company responsible for providing the rights and benefits under the Northbrook MVA Contracts. These rights and benefits (i.e., surrender rights, annuity options, death benefits, etc.) will remain the same. Northbrook will transfer its non-unitized separate accounts that hold assets supporting the reserves and other liabilities under the Northbrook MVA Contracts intact to Allstate. Consequently, when the Fixed Account Transfer becomes effective, Allstate will hold these assets in the same non-unitized separate accounts in which they were held prior to the transfer.

As discussed above, owners of Northbrook MVA Contracts will not have the opportunity to opt-out of or to vote on or consent to the Fixed Account Transfer and will not, by virtue of the Fixed Account Transfer, have available any new or different investment options. Consequently, owners of Northbrook MVA Contracts will have no new investment decision to make in connection with the Fixed Account Transfer.

B. *Section 8 of the 1940 Act Does Not Apply to the Separate Account Transfer*

In our view, the succession of Allstate to the position of depositor for the Northbrook Life Separate Account as a result of the Merger will not result in the organization or creation of any new investment company pursuant to Section 8 of the 1940 Act.

The Merger will cause a change in the depositor of the Northbrook Life Separate Account, which will involve a change in the co-issuer of the units of interest under variable life insurance contracts funded through that Separate Account. However, the change in depositor will not change the structure or operation of the Northbrook Life Separate Account or its relationship to the insurance company issuing the Northbrook VLI Contracts or to the Contract owners. The Northbrook Life Separate Account would continue to be treated as a separate entity for all relevant purposes, including financial reporting.

The Commission's "ectoplasmic" theory,[16] in our view, supports the position that Northbrook Life Separate Account, as such, will have a continuing, uninterrupted existence, notwithstanding the change of the insurance company serving as its depositor and having legal ownership of its assets. Although the assets of Northbrook Life Separate Account will become assets of Allstate, such assets will remain intact in a legally separate account, and, for financial reporting purposes, the Separate Account will be treated as a continuing separate entity.

Accordingly, to reflect the change in legal ownership of the assets of the Northbrook Life Separate Account from Northbrook to Allstate following the consummation of the Merger, Allstate and the Separate Account will file a new registration statement on Form N-6 that will constitute an amendment to the Separate Account's existing registration under the 1940 Act. The Form N-6 registration statement also will register, under the 1933 Act, any securities transactions effected under the Northbrook VLI Contracts after the Merger. Allstate will file the Form N-6 registration statement to ensure that it will become effective on or about the effective date of the Merger.

C. *Section 11 of the 1940 Act Does Not Apply to the Separate Account Transfer and the Separate Account Mergers*

Based on the foregoing analysis, we also believe that the Separate Account Transfer does not involve an exchange of securities (the separate account interests in the Northbrook VLI Contracts) issued by an investment company (the Northbrook VLI Separate Account) for securities of any *other* investment company for purposes of Section 11 of the 1940 Act. In addition, for the reasons discussed above, we believe that the Separate Account Mergers do not involve an "offer of exchange" within the meaning of Section 11. However, should the Separate Account Transfer or the Separate Account Mergers be viewed as including an offer of exchange of investment company securities within the meaning of Section 11, we believe that such transactions would comply with the requirements of Section 11(a) and Rule 11a-2(b)(2) thereunder, because any such exchange would be effected at relative net asset values. Thus,

[16] *See* L. Loss & J. Seligman, *Securities Regulation,* 1008-1011 (1989); *Prudential Life Ins. Co. of America,* 41 SEC 335, 340-341 (1963), *aff'd sub. nom., Prudential Life Ins. Co. of America v. SEC,* 326 F.2d 383 (3d Cir. 1984), *cert. denied,* 377 U.S. 953 (1964).

Commission approval of such transactions should not be required under Section 11 of the 1940 Act.

D. *Continued Reliance on Prior Exemptive Relief Is Appropriate*

We believe the exemptions under the 1940 Act[17] that Northbrook, the Northbrook Separate Accounts, and the other parties named therein have received from the Commission or its staff should continue to apply after the Merger to Allstate, Allstate Separate Account I, Allstate Life Variable Life Separate Account A, and other parties named therein, to the extent they continue to be relied upon, without the filing with the Commission of amended or duplicative applications for the same relief. Their continued applicability is appropriate because the Merger will not change the operations of Allstate Separate Account I, nor its relationship to its depositor, any other separate account, or Contract owners. The only changes resulting from the Merger are: (i) the substitution of Allstate for Northbrook as depositor for the Northbrook Separate Accounts and as co-issuer and insurer of the Northbrook Contracts, (ii) the transfer of the sub-accounts of the Northbrook Separate Accounts to Allstate Separate Account I, (iii) the transfer of Northbrook Life Separate Account to Allstate, and (iv) the consolidation of the transferred sub-accounts that invest in the same Underlying Funds. It is our view that such changes have no impact upon, and are not relevant to, the exemptions that were previously granted or the justifications for those exemptions. In support of our view, we note that the Commission staff has taken a favorable position on similar requests in several no-action letters.[18]

IV. NO-ACTION REQUEST

Based upon the above facts and circumstances, we respectfully request that the Commission staff issue a letter stating that it will not recommend that the Commission take any enforcement action under Section 5 of the 1933 Act and Rule 145 thereunder in connection with the Merger, including the Separate Account Transfer, the Separate Account Mergers, and the Fixed Account Transfer, or under Section 8 of the 1940 Act in connection with the Separate

[17] *See* Northbrook Life Insurance Company, Investment Company Act Release 25531 (File No. 812-12630), Apr. 23, 2002 (Order); Northbrook Life Insurance Company, Investment Company Act Release 24493, (File No. 812-12092) Jun. 8, 2000 (Order); and Northbrook Life Insurance Company, Investment Company Act Release 13502 (File No. 812-5499), Sep. 13, 1983 (Order).

[18] *The Manufacturers Life Insurance Company*, *supra* note 11; *Equitable Life Assurance Society of the U.S.*, *supra* note 11; *Hartford Life Ins. Co. et al.*, *supra* note 12; and *Jefferson National Life Ins. Co.*, *supra* note 12.